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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 61)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copy to:
                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000


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                                  SCHEDULE TO

               This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and
(2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

               Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

ITEM 11.       ADDITIONAL INFORMATION.

               On December 6, 2001, Weyerhaeuser sent a letter to Willamette regarding the Offer and proposed business combination transaction. The text of the letter is filed as Exhibit (a)(5)(III) hereto.

ITEM 12.       EXHIBITS.

(a)(5)(III) Letter issued by Weyerhaeuser Company to Willamette Industries, Inc., dated December 6, 2001.



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                                  SIGNATURES

               After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                             COMPANY HOLDINGS, INC.,

                                             by

                                                  /s/ STEVEN R. ROGEL
                                                  ------------------------------
                                                  Name:  Steven R. Rogel
                                                  Title: President



                                             WEYERHAEUSER COMPANY,

                                             by

                                                  /s/ STEVEN R. ROGEL
                                                  ------------------------------
                                                  Name:  Steven R. Rogel
                                                  Title: President and Chief
                                                         Executive Officer

Dated: December 6, 2001





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                                                           Exhibit (a)(5)(III)

                       [Weyerhaeuser Company letterhead]

December 6, 2001

Willamette Industries, Inc.
1300 Southwest Fifth Avenue
Portland, Oregon 97201

Attention:      William Swindells, Chairman
                Duane C. McDougall, President and Chief Executive Officer

Dear Messrs. Swindells and McDougall:

We have heard reports from a number of credible sources that Willamette is actively considering a significant acquisition. We cannot independently verify these reports. As you know, Weyerhaeuser has a fully financed offer for all the outstanding common stock of Willamette, and we have repeatedly stated that we are prepared to increase our offer to promptly consummate a mutually beneficial transaction. Over the past year, we have met with many of your shareholders, and we believe that they support the proposed combination of Willamette and Weyerhaeuser.

We strongly encourage you not to enter into a transaction that would damage your shareholders' value or otherwise preclude a combination with Weyerhaeuser. If you do pursue such a transaction, be advised that Weyerhaeuser will pursue all remedies available to prevent you from disregarding or otherwise disenfranchising your shareholders, the owners of Willamette.

We are ready to enter into discussions today. If you prevent a transaction with Weyerhaeuser without exploring our willingness to pay more, you will have failed to act in the best interests of your shareholders.

Sincerely yours,

/s/ Steve Rogel

Steven R. Rogel
Chairman, President and Chief
Executive Officer


cc:      Board of Directors, Willamette Industries, Inc.